Rothgerber Johnson & Lyons LLP
                                                    One Tabor Center, Suite 3000
                                                         1200 Seventeenth Street
Philip A. Feigin                                     Denver, Colorado 80202-5855
Attorney at Law                                         Telephone   303.623.9000
303.628.9509                                                    Fax 303.623.9222
pfeigin@rothgerber.com                                        www.rothgerber.com



                       Denver o Colorado Springs o Casper

                                January 3, 2006


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

         Re:      AeroGrow International, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-129440

Ladies and Gentlemen:

      My firm represents AeroGrow International, Inc. On behalf of our client and in accordance with Rule 477 of the Securities Act of 1933, as amended, AeroGrow hereby applies for voluntary withdrawal of the above-referenced registration statement, which was initially filed on November 4, 2005. No securities have been sold in connection with the offering covered by the registration statement.

      AeroGrow has decided to withdraw its Registration Statement due to its more immediate need for interim financing. AeroGrow anticipates availing itself of the "safe harbor" set forth in Rule 155, and thus will wait 30 days before commencing a private offering. AeroGrow anticipates making an additional filing with the Commission in the very near future in which the company will address and incorporate the comments made in your December 22, 2005 letter.

      Kindly forward a copy of the order consenting to withdrawal of the registration statement to the undersigned. Please contact me or Nina Ward at
(303) 628-9508 with any questions.


                                                Yours truly,

                                                /s/ Philip A. Feigin
                                                --------------------
                                                Philip A. Feigin

cc:      Nina G. Ward
         Michael Bissonnette